EXHIBIT 4.4

Executive service agreement – Mr Ian F Scholes

National	Managjng Director & Chief Executive Officer

National Australia Bank Limited
ABN 12 004 044 937

500 Bourke Street Melbourne Victoria 3000 Australia

8 March 2002

Mr I. Scholes

Dear

On behalf of National Australia Bank (“the National”), I am pleased to offer you employment in the position of Executive General Manager - Wholesale Financial Services, reporting to CEO/Managing Director National Australia Bank.

Your employment with the National will commence on 25th March 2002 (“the Commencement Date”) or later, as agreed. It will continue until 25th March 2005 (“the Cessation Date”) or three years after the commencement date, unless otherwise earlier terminated in accordance with this letter).

This letter of offer (including its schedules), and your acceptance of its terms, constitute the terms of your contract of employment.

Employer

Your contract of employment will be with the National. During your employment with the National, you will provide services to the National and to any Related Body Corporate of the National as directed by the National. If you are required to provide services to a Related Body Corporate, you will continue to be employed by the National.

Location

I personally guarantee that we will not relocate you from the National’s office in Melbourne to any other location [in Australia or elsewhere].

Duties

You may exercise the powers and discretions, and will perform the duties, functions and responsibilities which:

(a) the National determines are appropriate to your position from time to time; and

(b) are conferred, delegated or specified to you by the National from time to time.

The National may, from time to time, appoint you to another position reasonably consistent with your skills, experience and abilities, or require you to undertake other duties, functions and responsibilities in addition to, or in variation of, the duties, functions and responsibilities of your position, as applicable from time to time. Your reporting responsibility and/or position title may also be altered from time to time.

The terms of this letter will continue to apply if the powers, discretions, duties, functions and/or responsibilities of your position are added to or varied or if you are appointed to another position as provided for by this letter.

Promotion of the National’s Interests

During your employment with the National you warrant that you will, at all times:

(a)           act in the National’s best interests;

 (b)                              use your best endeavours to promote and enhance the National’s interests, welfare, business, profitability, growth and reputation.

Hours of work

Consistently with the seniority of this position, you will work any hours as the National may reasonably require or as may be reasonably necessary to perform your duties.

Remuneration

Your remuneration will be on the basis of a Total Remuneration Package. Your initial Total Remuneration Package will comprise salary and a benefit component as set out in Schedule 1 to this letter.

Details in relation to superannuation, the National’s Economic VaIue Added Incentive Plan (“EVA Incentive Plan”) and remuneration reviews are also set out in Schedule 1.

Leave entitlements

You are entitled to various leave benefits in accordance with the policies of the National as are in operation from time to time, subject to those entitlements being no less than those applicable to your employment by law.

Confidentiality

You have obligations of confidentiality, as set out in Schedule 2 to this Agreement.

The confidentiality obligations contained in this Agreement are in addition to, and in no way limit, any other obligations of confidentiality you owe the National, either at common law, in equity or under the Corporations Act, as amended and in force from time to time.

You are also subject to certain restraints on activity after your employment with the National ceases. Those restraints are also set out in Schedule 2.

Intellectual Property

You have obligations in respect of intellectual property, as set out out in Schedule 2 to this Agreement.

Other Employment and Investments

During your employment with the National, you will not, without the National’s written consent, be engaged, employed, concerned or involved in, whether directly or indirectly, any other employment, business, occupation, profession or undertaking. However, the National will not unreasonably refuse to consent to you doing any of these things. You may hold or acquire, as a bona fide investment, shares or other securities of any publicly listed company, including any company listed for quotation on the Australian Stock Exchange Ltd.

You may be required to disclose to the National any information relevant to any matter referred to in this clause.

Termination of employment

Expiration of the contract

(a)                                  Unless your contract of employment is earlier terminated in accordance with this letter, your employment and this contract will terminate by the passage of time on the Cessation Date. The National will also approve the retention of all share options granted since the commencement of employment.

Termination upon notice

 (b)                              Subject to the terms of this Agreement, either you or the National may terminate your employment at any time by giving written notice of termination (6 weeks) to the other. Without limiting the circumstances in which the National may determine to terminate your employment, it may do so if your position is determined by the National to be redundant. In the event of a notice of termination being given (other than for serious misconduct) you will be entitled to a termination payment for the balance of the period of the contract to the Cessation Date, for both TRP and the target incentive payments at the rate of (150% TRP). The National will also approve the retention of all share options granted since the commencement of employment. You will have no entitlement to any further termination benefits except as provided by legislation or under this letter.

In all cases where notice is required to be given, either by you or the National, the National may elect to make payment in lieu of all or part of the notice period. If any part of the notice period is to be worked, the payment in lieu will be made in respect of the unworked part of the notice period.

Summary termination for serious misconduct

(c)                                  The National may terminate your employment without notice, effective immediately, if you engage in any act or omission constituting serious misconduct including, but not limited to, disclosure of confidential information and fraud.

Return of property

(d)                                 Upon termination of employment you will return to the National, without further demand, all property belonging to the National in your possession, power or control.

National Policies

The National has a range of policies and procedures that ensure the efficient and effective operation of the business, the care and welfare of our employees and compliance with legislation. You must comply with these policies and procedures, as established and varied from time to time, including the following policies:

(a) Equity in Employment: We’re Committed;

(b) Sexual Harassment: Off Limits;

(c) Code of Conduct: Working Together.

You acknowledge that you have been provided with a copy of each of these policies and procedures prior to signing this offer.

The National’s policies and procedures are for the benefit of the National solely and do not vest any legal right or entitlement in you, except as expressly provided for in this letter.

Governing Law

Your contract of employment with the National will be governed by, and interpreted in accordance with, the law of the State of Victoria.

Variation

The terms of this contract of employment may not be varied other than in writing, signed by both you and the National.

Entire Understanding

This Agreement constitutes the entire agreement between you and the National in respect of the terms and conditions of your employment with the National. Any previous agreements, understandings and negotiations in respect of the terms and conditions of your employment with the National cease to have any effect.

You warrant that in entering this Agreement you have not relied on any previous statements or representations made to you by the National, or any of its employees, officers or agents.

Definitions

In this letter, “Related Body Corporate” has the meaning given to it in the Corporations Act, as amended and in force from time to time.

Acceptance

To accept this offer, please sign, date and return to me the attached duplicate of this letter.

Yours sincerely,

[Original Signed]

Frank Cicutto

CEO/Managing Director

I accept this offer of employment with National Australia Bank Ltd on the terms set out in this letter including its Schedules.

[Signature]

Date

SCHEDULE 1

Remuneration

Remuneration

You will receive a Salary and Benefit Component which together make up your Total Remuneration Package (TRP).

Total Remuneration Package (TRP) - Your TRP is $575,000. This Package is in accordance with the terms of the Management Remuneration Package Guidelines issued by us from time to time.

Salary - The Salary Component of your TRP is $356,258

Benefits - The benefit Component of your TRP is $218,742 (0.614 times salary). The Benefit Component may be taken as cash or non-cash benefits or a combination of both. It includes Fringe Benefits Tax (FBT) payable by us in connection with the provision of non-cash benefits.

Your Salary and any other cash benefit of your TRP will be paid fortnightly in arrears.

Superannuation

You will be offered membership of the National Australia Bank Group Superannuation Fund (“the Fund”), on the terms of the applicable Trust Deed and Rules.

The National will credit your Fund account with an amount equal to 8.0% of your salary (that is, initially $28,501) as a contribution for, or in respect of, you. This amount may be altered by the National from time to time, subject to any applicable legislation.

This contribution is in addition to any employer superannuation benefit component you nominate as part of your Total Remuneration Package and any contribution you elect to make to superannuation.

You may make contributions to the Fund either as employee contributions or by deduction from your Total Remuneration Package.

Remuneration Review

Your next remuneration review is expected to be during July 2002. Thereafter your Total Remuneration Package will be reviewed [at least] once in each 12 months of your employment on such a basis as the National, in its absolute discretion, may determine.

Your Total Remuneration Package will not be reduced as a consequence of a review.

EVA Incentive Plan

You may participate in the National’s EVA Incentive Plan, in accordance with its terms from time to time, if you are employed by the National at the time any EVA incentive bonus relating to that EVA Incentive Plan Year is made.

“EVA Incentive Plan Year” means the period commencing 1 October in any year until 30 September in the following year. Your Target Incentive in this Plan is 150% of TRP ($862,500). Payment of 2001/2002 EVA Incentive will be on the basis of a complete year participation in the Plan.

Share Plans

(a)                                  You are eligible to participate in the National Australia Bank Staff Share Allocation Plan and National Australia Bank Staff Ownership Plan on their terms, as varied from time to time.

(b)                                 You will be considered for participation in any offers made under the National Australia Bank Executive Share Option Plan No.2, in accordance with the Plan rules as applicable form time to time. A recommendation will be made in your first year of appointment of 250,000 options.

SCHEDULE 2

Confidentiality and Other Obligations

Confidential Information

In this Schedule “Confidential Information” means:

all ideas, concepts and information, whether or not in material form, which by this Schedule or otherwise are designated or treated by the National as Confidential Information, including but not limited to:

a)              the business affairs, accounts, works, marketing plans, sales plans, prospects, research, management information, financing, products, inventions, designs, processes;

b)             any database systems, specifications, software source codes or software support material;

c)              other documents, material or other information in whatever form whether in writing, electronic form ortherwise;

concerning the National or its affairs or any of its customers or its customers’ affairs to which you gain access, obtain or learn, whether before or during your employment.

You must not use Confidential Information, or disclose to any person Confidential Information, other than for the sole purpose of carrying out the proper functions and responsibilities of your position.

You must not use any Confidential Information for the benefit of any persons other than the National.

You agree and acknowledge that all Confidential Information is solely and exclusively the property of the National.

You must not copy (whether in hard copy, electronic form, magnetic form or any other form whatsoever) any Confidential Information, other than for the sole purpose of carrying out the functions and responsibilities of your position.

You must:

(a)           maintain proper and secure custody of Confidential Information; and

(b)                                 use your best endeavours to prevent the disclosure of Confidential Information to third parties or the use by them of Confidential Information.

All reports, papers, documents and information of any kind and in whatever form, prepared, compiled or created by you during your employment with the National, or which come into your knowledge or possession by reason of your employment by the National, are the sole and exclusive property of the National.

The National has the sole and exclusive rights to publish, release or use, or authorise publication or release or use of the information, documents, the contents of the documents, and/or the data and information used in the creation of the documents.

Upon termination of your employment with the National or at any other time, if requested to do so by the National, you shall immediately deliver to the National without further demand, all Confidential Information (including all copies in whatever form) which is physically capable of delivery. If the National requests you to do so, instead of delivering the Confidential Information (including all copies in whatever form) as set out in this Schedule, you must destroy or erase the Confidential Information (including all copies in whatever form)

Following return to the National of all Confidential Information in accordance with this Schedule, if requested to do so, you must provide to the National, in a form acceptable to the National, written confirmation that all Confidential Information in your possession, power or control has been returned to the National, or destroyed or erased.

Intellectual Property

In this Schedule “Intellectual Property” means all rights conferred under statute, common law and equity, in relation to inventions, discoveries, patents, designs, trade marks, logos, copyright and author’s rights and includes applications, or the right to make applications, for any of the foregoing.

You assign to the National all right, title and interest throughout the world in and to all Intellectual Property, wherever subsisting, in the materials created by you in the course of your employment (“the Works”), effective immediately on the creation of any Intellectual Property.

You will execute any documents and do anything necessary to give effect to the assignment of the Intellectual Property rights in the Works, both during your employment with the National and after it ceases.

You hereby unconditionally and irrevocably appoint the Secretary of the National, as appointed from time to time, as your attorney to execute any documents and do anything necessary on your behalf to give effect to the assignment of the Intellectual Property rights to the Works.

You unconditionally waive all and any moral rights which you may have in the Works.

Obligations to continue

Your obligations under this Schedule:

a)              continue after termination of your contract of employment with the National;

b)             are enforceable by the National at any time by legal process; and

c)              are for the National’s continuing benefit.

Non Solicitation Covenant

You covenant that whether on your own account or for any person during your employment and for a period of 12 months after your employment ceases, you will not solicit or entice (or endeavour to solicit or entice) from the National:

a)              any of the National’s officers or employees or any contractors to the National, whether or not that person would commit a breach of any contract by reason of ceasing to serve or provide services and/or goods to the National;

b)             the custom of any person who has during the two years prior to the cessation of your employment been a customer of the National, if that person dealt with the area of the National’s operations for which you had responsibility in the two years prior to cessation of your employment.

Severance

You and the National consider that the covenants, obligations and restrictions contained in this Schedule (“the Covenants”) are:

(a) reasonable in all the circumstances of your employment; and

(b) necessary to protect the National’s business and goodwill.

Each and every part of the Covenants will be taken to be a severable and independent Covenant. If, taken as a whole, the Covenants are not reasonable, but would be reasonable with anyone or more Covenants, or part(s) of Covenants deleted, then the Covenants or part(s) of Covenants are hereby deleted and the Covenants will be taken to apply as if those Covenants were deleted.

If any Covenant or part(s) of Covenants are deleted pursuant to the terms of this Schedule, the remaining Covenants or part(s) of Covenants are unaffected and shall continue to have full force and effect.